SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D
                               (Amendment No. 16)*

                    Under the Securities Exchange Act of 1934


                           TITANIUM METALS CORPORATION
                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
                         (Title of Class of Securities)

                                   888339 10 8
                                 (CUSIP Number)

                                STEVEN L. WATSON
                              THREE LINCOLN CENTRE
                                   SUITE 1700
                                5430 LBJ FREEWAY
                            DALLAS, TEXAS 75240-2694
                                 (972) 233-1700
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 16, 2002
                      (Date of Event which requires Filing
                               of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

CUSIP No.  888339 10 8

     1 NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY)

                      Tremont Corporation

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [ X ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      WC and AF

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    12,544,505
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                     12,544,505

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      12,544,505

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      39.4%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  888339 10 8

     1 NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY)

                      Tremont Group, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [ X ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    12,544,505
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                     12,544,505

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      12,544,505

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      39.4%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  888339 10 8

     1 NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY)

                      NL Industries, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [ X ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      New Jersey

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    12,544,505
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                     12,544,505

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      12,544,505

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      39.4%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  888339 10 8

     1 NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY)

                      Valhi, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [ X ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    12,544,505
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                     12,544,505

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      12,544,505

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      39.4%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  888339 10 8

     1 NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY)

                      Valhi Group, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [ X ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Nevada

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    12,544,505
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                     12,544,505

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      12,544,505

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      39.4%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  888339 10 8

     1 NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY)

                      National City Lines, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [ X ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    12,544,505
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                     12,544,505

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      12,544,505

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      39.4%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  888339 10 8

     1 NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY)

                      NOA, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [ X ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Texas

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    12,544,505
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                     12,544,505

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      12,544,505

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      39.4%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  888339 10 8

     1 NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY)

                      Dixie Holding Company

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [ X ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    12,544,505
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                     12,544,505

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      12,544,505

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      39.4%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  888339 10 8

     1 NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY)

                      Dixie Rice Agricultural Corporation, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [ X ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Louisiana

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    12,544,505
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                     12,544,505

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      12,544,505

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      39.4%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  888339 10 8

     1 NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY)

                      Southwest Louisiana Land Company, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [ X ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Louisiana

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    12,544,505
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                     12,544,505

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      12,544,505

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      39.4%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  888339 10 8

     1 NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY)

                      Contran Corporation

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [ X ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    12,544,505
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                     12,544,505

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      12,544,505

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      39.4%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  888339 10 8

     1 NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY)

                      Harold Simmons Foundation, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [ X ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Texas

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    12,544,505
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                     12,544,505

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      12,544,505

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      39.4%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  888339 10 8

     1 NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY)

                      The Combined Master Retirement Trust

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [ X ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      WC

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Texas

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    15,409,705
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                     15,409,705

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      15,409,705

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      48.4%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      EP

CUSIP No.  888339 10 8

     1 NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY)

                      Harold C. Simmons

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [ X ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      USA

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    16,614,805
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                     16,614,805

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      -0-

    12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ X ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      0.0%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      IN

                                AMENDMENT NO. 16
                                 TO SCHEDULE 13D

         This amended statement on Schedule 13D (collectively, this "Statement") relates to the common stock, $0.01 par value per share (the "Shares"), of Titanium Metals Corporation, a Delaware corporation (the "Company"). Items 2, 3, 4, 5 and 6 of this Statement are hereby amended as set forth below.

Item 2.  Identity and Background.

         Item 2(a), 2(d), 2(e) and 2(f) are amended and restated as follows:

         (a) This Statement is filed (i) by Tremont Corporation ("Tremont") and The Combined Master Retirement Trust (the "CMRT") as the direct holders of Shares, (ii) by virtue of the direct and indirect ownership of securities of Tremont (as described below in this Statement), by Tremont Group, Inc. ("TGI"), NL Industries, Inc. ("NL"), Valhi, Inc. ("Valhi"), Valhi Group, Inc. ("VGI"), National City Lines, Inc. ("National"), NOA, Inc. ("NOA"), Dixie Holding Company ("Dixie Holding"), Dixie Rice Agricultural Corporation, Inc. ("Dixie Rice"), Southwest Louisiana Land Company, Inc. ("Southwest"), Contran Corporation ("Contran") and the Harold Simmons Foundation, Inc. (the "Foundation") and (iii) by virtue of his positions with Contran and certain of the other entities (as described in this Statement), by Harold C. Simmons (collectively, the "Reporting Persons"). By signing this Statement, each Reporting Person agrees that this Statement is filed on its or his behalf.

         Tremont and the CMRT are the direct holders of approximately 39.4% and 9.0%, respectively, of the 31,849,538 Shares outstanding as of December 13, 2002 based on the Company's Proxy Statement dated December 19, 2002 relating to a Special Meeting of Stockholders to be held on February 4, 2003 (the "Outstanding Shares"). Tremont may be deemed to control the Company.

         Harold C. Simmons' spouse, by virtue of her direct ownership of 900,000 6 5/8% Convertible Preferred Securities, Beneficial Unsecured Convertible Securities of the TIMET Capital Trust 1 (the "BUCs") that are convertible into 1,205,100 Shares (which is equivalent to a conversion price of approximately $37.34 per Share), indirectly holds approximately 3.6% of the outstanding Shares, assuming the full conversion of only the BUCs she directly holds.

         TGI, NL and Valhi are the direct holders of approximately 80.0%, 0.1% and 0.1%, respectively, of the outstanding shares of Tremont common stock and together may be deemed to control Tremont. Valhi and NL are the direct holders of 80.0% and 20.0%, respectively of the outstanding common stock of TGI and together may be deemed to control TGI. Valhi and Tremont are the direct holders of approximately 63.2% and 21.4%, respectively, of the outstanding common stock of NL and together may be deemed to control NL. VGI, National, Contran, the Foundation, the Contran Deferred Compensation Trust No. 2 (the "CDCT No. 2") and the CMRT are the direct holders of 80.6%, 9.5%, 2.1%, 1.4%, 0.4% and 0.1%, respectively, of the common stock of Valhi. Together, VGI, National and Contran may be deemed to control Valhi. National, NOA and Dixie Holding are the direct holders of approximately 73.3%, 11.4% and 15.3%, respectively, of the outstanding common stock of VGI. Together, National, NOA and Dixie Holding may be deemed to control VGI. Contran and NOA are the direct holders of approximately 85.7% and 14.3%, respectively, of the outstanding common stock of National and together may be deemed to control National. Contran and Southwest are the direct holders of approximately 49.9% and 50.1%, respectively, of the outstanding common stock of NOA and together may be deemed to control NOA. Dixie Rice is the direct holder of 100% of the outstanding common stock of Dixie Holding and may be deemed to control Dixie Holding. Contran is the holder of 100% of the outstanding common stock of Dixie Rice and may be deemed to control Dixie Rice. Contran is the holder of approximately 88.9% of the outstanding common stock of Southwest and may be deemed to control Southwest.

         Substantially all of Contran's outstanding voting stock is held by trusts established for the benefit of certain children and grandchildren of Harold C. Simmons (the "Trusts"), of which Mr. Simmons is the sole trustee. As sole trustee of each of the Trusts, Mr. Simmons has the power to vote and direct the disposition of the shares of Contran stock held by each of the Trusts. Mr. Simmons, however, disclaims beneficial ownership of any shares of Contran stock that the Trusts hold.

         The CMRT directly holds approximately 9.0% of the Outstanding Shares and 0.1% of the outstanding shares of Valhi common stock. Valhi established the CMRT as a trust to permit the collective investment by master trusts that maintain the assets of certain employee benefit plans Valhi and related companies adopt. Mr. Simmons is the sole trustee of the CMRT and a member of the trust investment committee for the CMRT. Mr. Simmons is a participant in one or more of the employee benefit plans that invest through the CMRT.

         The Foundation directly holds approximately 1.4% of the outstanding Valhi common stock. The Foundation is a tax-exempt foundation organized for charitable purposes. Harold C. Simmons is the chairman of the board of the Foundation and may be deemed to control the Foundation.

         The CDCT No. 2 directly holds approximately 0.4% of the outstanding Valhi common stock. U.S. Bank National Association serves as the trustee of the CDCT No. 2. Contran established the CDCT No. 2 as an irrevocable "rabbi trust" to assist Contran in meeting certain deferred compensation obligations that it owes to Harold C. Simmons. If the CDCT No. 2 assets are insufficient to satisfy such obligations, Contran is obligated to satisfy the balance of such obligations as they come due. Pursuant to the terms of the CDCT No. 2, Contran
(i) retains the power to vote the shares of Valhi common stock held directly by the CDCT No. 2, (ii) retains dispositive power over such shares and (iii) may be deemed the indirect beneficial owner of such shares.

         Valmont Insurance Company ("Valmont") and a subsidiary of NL directly own 1,000,000 shares and 1,186,200 shares, respectively, of Valhi common stock. Valhi is the direct holder of 100% of the outstanding common stock of Valmont and may be deemed to control Valmont. Pursuant to Delaware law, Valhi treats the shares of Valhi common stock that Valmont and the subsidiary of NL own as treasury stock for voting purposes and for the purposes of this Statement such shares are not deemed outstanding.

         Mr. Harold C. Simmons is chairman of the board of TGI, NL, Valhi, VGI, National, NOA, Dixie Holding, Dixie Rice, Southwest and Contran and a director of Tremont.

         By virtue of the offices held, the stock ownership and his service as trustee, all as described above, (a) Mr. Simmons may be deemed to control the entities described above and (b) Mr. Simmons and certain of such entities may be deemed to possess indirect beneficial ownership of Shares directly held by certain of such other entities. Mr. Simmons disclaims beneficial ownership of the Shares beneficially owned, directly or indirectly, by any of such entities.

         Harold C. Simmons may be deemed to share indirect beneficial ownership of the 900,000 BUCs (which are convertible into 1,205,100 Shares) and 69,475 shares of NL common stock that his spouse directly holds. Mr. Simmons disclaims all such beneficial ownership.

         Tremont and Valhi have entered into a merger agreement pursuant to which Tremont would merge into a wholly owned subsidiary of Valhi (the "Tremont Merger"). As a result, Tremont would become a wholly owned subsidiary of Valhi and stockholders of Tremont, other than Valhi and TGI, would receive shares of Valhi common stock (and cash in lieu of fractional shares). The Tremont Merger is subject to approval by Tremont's stockholders and certain other conditions.

         Valhi and TGI have entered into a merger agreement pursuant to which TGI would merge into a wholly owned subsidiary of Valhi (the "TGI Merger"). As a result, TGI would become a wholly owned subsidiary of Valhi and NL would receive shares of Valhi common stock at the same exchange ratio provided in the Tremont Merger. It is a condition to the Tremont Merger that the TGI Merger become effective.

         (d) None of the Reporting Persons or, to the best knowledge of such persons, any of the persons named in Schedule B to this Statement has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

         (e) None of the Reporting Persons or, to the best knowledge of such persons, any person named in Schedule B to this Statement, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Harold C. Simmons and all persons named on Schedule B to this Statement are citizens of the United States, except as otherwise indicated on such Schedule.

Item 3.  Source and Amount of Funds or Other Consideration.

         Item 3 is amended as follows:

         The total amount of funds Tremont used to acquire the Shares purchased by it as reported in Item 5(c) was $533,661.00 (including commissions). Such funds were provided by Tremont's cash on hand.

         The Reporting Persons understand that the total amount of funds Harold Simmons' spouse used to acquire the BUCs she purchased as reported in Item 5(c) was $8,745,000.00 (including commissions), and that such funds were provided by her cash on hand.

         Except as otherwise previously disclosed under this Item 3, the Reporting Persons understand that the funds used by each person named in Schedule B to this Statement to acquire Shares were from such person's personal funds.

Item 4.  Purpose of Transaction

         No change to Item 4 except for the addition of the following:

         Tremont and Harold C. Simmons' spouse purchased Shares or BUCs, as applicable, for investment purposes.

         Depending upon their evaluation of the Company's business and prospects, and upon future developments (including, but not limited to, performance of the Company's equity securities in the market, availability of funds, alternative uses of funds, the Reporting Persons' tax planning objectives and cash needs, stock market and general economic conditions), any of the Reporting Persons or other entities or persons that may be deemed to be affiliated with Contran may from time to time purchase Company equity securities, and any of the Reporting Persons, or other entities or persons that may be deemed to be affiliated with Contran may from time to time dispose of all or a portion of Company equity securities held by such entity or person, or cease buying or selling Company equity securities. Any such additional purchases or sales of Company equity securities may be in open market or privately negotiated transactions or otherwise.

         As described under Item 2, Harold C. Simmons, through Contran, may be deemed to control the Company.

         The information included in Item 6 of this Statement is incorporated herein by reference.

         The Reporting Persons understand that prior purchases of the Company's equity securities by each of the persons named in Schedule B to this Statement and Mr. Simmons' spouse were made for such person's personal investment.

         Certain of the persons named in Schedule B to this Statement, namely J. Landis Martin, Robert E. Musgraves, Harold C. Simmons, Glenn R. Simmons, Thomas
P. Stafford and Steven L. Watson, are directors or officers of the Company and may acquire Shares from time to time pursuant to benefit plans that the Company sponsors or other compensation arrangements with the Company.

         Except as described in this Item 4, none of the Reporting Persons nor, to the best knowledge of such persons, any other person named in Schedule B to the this Statement has formulated any plans or proposals that relate to or would result in any matter required to be disclosed in response to paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         Item 5 is amended as follows:

         No change except for the addition of the following:

         (a) Tremont and the CMRT are the direct beneficial owners of 12,544,505 and 2,865,200 Shares, respectively. Harold Simmons's spouse is the direct owner of 900,000 BUCs, which are convertible into 1,205,100 Shares.

         By  virtue  of  the  relationships  described  under  Item  2  of  this
Statement:

                  (1) Tremont, TGI, NL, Valhi, VGI, National, NOA, Dixie Holding, Dixie Rice, Southwest, Contran and the Foundation may each be deemed to be the beneficial owner of the 12,544,505 Shares (approximately 39.4% of the Outstanding Shares) that Tremont holds directly;

                  (2) The CMRT may be deemed to be the beneficial owner of the 15,409,705 Shares (approximately 48.4% of the Outstanding Shares) that Tremont and the CMRT hold directly; and

                  (3) Harold C. Simmons may be deemed to be the beneficial owner of the 16,614,805 Shares that Tremont and the CMRT hold directly and the Shares his spouse may acquire upon conversion of the 900,000 BUCs that she holds directly (in the aggregate approximately 50.3% of the outstanding Shares assuming the full conversion of only her BUCs).

         Mr. Simmons disclaims beneficial ownership of all Company equity securities.

         (b) By virtue of the relationships described in Item 2:

                  (1) Tremont, TGI, NL, Valhi, VGI, National, NOA, Dixie Holding, Dixie Rice, Southwest, Contran and the Foundation may each be deemed to share the power to vote and direct the disposition of the 12,544,505 Shares (approximately 39.4% of the Outstanding Shares) that Tremont holds directly;

                  (2) The CMRT may be deemed to share the power to vote and direct the disposition of the 15,409,705 Shares (approximately 48.4% of the Outstanding Shares) that Tremont and the CMRT hold directly; and

                  (3) Harold C. Simmons may be deemed to share the power to vote and direct the disposition of the 16,614,805 Shares that Tremont and the CMRT hold directly and the Shares his spouse may acquire upon conversion of the 900,000 BUCs that she holds directly (in the aggregate approximately 50.3% of the outstanding Shares assuming the full conversion of only her BUCs).

         (c) The table below sets forth purchases of the Shares or BUCs, as applicable, by the Reporting Persons or Harold C. Simmons' spouse since October 17, 2002. All purchases were executed on the New York Stock Exchange.

                                                                                                Approximate Purchase
                                                               Type of                          Price Per Security
                                                               Company              Number         (exclusive of
                  Purchaser                      Date          Security         of Securities        commissions)
          -------------------------            --------        --------         ----------------    -------------
Harold C. Simmons' Spouse                      12/12/02         BUCs                  100,000           $7.0000
Harold C. Simmons' Spouse                      12/16/02         BUCs                  800,000          $10.0000
Tremont......................................  12/23/02         Shares                 28,800           $1.9800
Tremont......................................  12/23/02         Shares                 10,000           $1.9400
Tremont......................................  12/23/02         Shares                  9,500           $1.9300
Tremont......................................  12/23/02         Shares                 28,100           $1.9500
Tremont......................................  12/23/02         Shares                  2,000           $1.9600
Tremont......................................  12/23/02         Shares                  5,700           $1.9700
Tremont......................................  12/23/02         Shares                  8,300           $1.9000
Tremont......................................  12/23/02         Shares                  2,800           $1.8900
Tremont......................................  12/23/02         Shares                    200           $1.8000
Tremont......................................  12/23/02         Shares                  1,200           $1.7700
Tremont......................................  12/23/02         Shares                    500           $1.7900
Tremont......................................  12/24/02         Shares                    200           $1.9800
Tremont......................................  12/24/02         Shares                  5,300           $1.9900
Tremont......................................  12/24/02         Shares                 95,700           $2.0000
Tremont......................................  12/26/02         Shares                    800           $2.0600
Tremont......................................  12/26/02         Shares                  1,000           $2.0800
Tremont......................................  12/26/02         Shares                  5,200           $2.1000
Tremont......................................  12/26/02         Shares                  2,800           $2.1500
Tremont......................................  12/27/02         Shares                  3,500           $2.1400
Tremont......................................  12/31/02         Shares                 20,000           $1.8900
Tremont......................................  12/31/02         Shares                 12,900           $1.8700
Tremont......................................  12/31/02         Shares                  6,800           $1.9500
Tremont......................................  12/31/02         Shares                 13,200           $1.9400

         During the 60 days prior to the date of this amendment, certain of the persons named on Schedule B to this Statement purchased Company equity securities. Such purchases are set forth on Schedule D attached hereto and incorporated herein by reference.

         (d) Each of Tremont, the CMRT and Harold C. Simmons' spouse has the right to receive and the power to direct the receipt of dividends from, and proceeds from the sale of, the Company equity securities held by such entity or person.

         (e) On September 23, 2002, NL dissolved Tremont Holdings, LLC and as a result NL acquired direct beneficial ownership of all shares of TGI and Tremont common stock previously held by Tremont Holdings, LLC.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Item 6 is amended as follows:

         The information included in Items 3 and 4 of this Statement is hereby incorporated herein by reference.

         Other than as set forth above, none of the Reporting Persons or, to the best knowledge of such persons, any person named in Schedule B to this Statement has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to securities of the Company, including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

                                   Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  January 6, 2003




                                                          /s/ Harold C. Simmons
                                                          ----------------------
                                                          Harold C. Simmons
                                                          Signing in the
                                                          capacities listed on
                                                          Schedule "A" attached
                                                          hereto and
                                                          incorporated herein by
                                                          reference.

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  January 6, 2003




                                                          /s/ J. Landis Martin
                                                          ----------------------
                                                          J. Landis Martin
                                                          Signing in the
                                                          capacity listed on
                                                          Schedule "A" attached
                                                          hereto and
                                                          incorporated herein by
                                                          reference.

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  January 6, 2003




                                                          /s/ Steven L. Watson
                                                          ----------------------
                                                          Steven L. Watson
                                                          Signing in the
                                                          capacities listed on
                                                          Schedule "A" attached
                                                          hereto and
                                                          incorporated herein by
                                                          reference.

                                   SCHEDULE A


HAROLD C. SIMMONS, in his individual capacity and as trustee for THE COMBINED MASTER RETIREMENT TRUST.


J. LANDIS MARTIN, as president and chief executive officer of TREMONT CORPORATION and NL INDUSTRIES, INC.


STEVEN L. WATSON, as president or vice president of each of:

CONTRAN CORPORATION
DIXIE HOLDING COMPANY
DIXIE RICE AGRICULTURAL CORPORATION, INC.
HAROLD SIMMONS FOUNDATION, INC.
NATIONAL CITY LINES, INC.
NOA, INC.
SOUTHWEST LOUISIANA LAND COMPANY, INC.
TREMONT GROUP, INC.
VALHI GROUP, INC.
VALHI, INC.

                                   Schedule B

         Schedule B is hereby amended and restated as follows:

         The names of the directors and executive officers of Contran Corporation ("Contran"), Dixie Holding Company ("Dixie Holding"), Dixie Rice Agricultural Corporation, Inc. ("Dixie Rice"), the Harold Simmons Foundation, Inc. (the "Foundation"), National City Lines, Inc. ("National"), NL Industries, Inc. ("NL"), NOA, Inc. ("NOA"), Southwest Louisiana Land Company, Inc. ("Southwest"), Tremont Corporation ("Tremont"), Tremont Group, Inc. ("TGI"), Valhi Group, Inc. ("VGI") and Valhi, Inc. ("Valhi"), and their present principal occupations are set forth below. Except as otherwise indicated, each such person is a citizen of the United States of America and the business address of each such person is 5430 LBJ Freeway, Suite 1700, Dallas, Texas 75240.

        Name                        Present Principal Occupation
-----------------------------       ---------------------------------

Eugene K. Anderson                  Vice  president of Contran,  Dixie  Holding,
                                    Dixie Rice, National,  NOA, Southwest,  TGI,
                                    VGI  and  Valhi;   and   treasurer   of  the
                                    Foundation.

Thomas E. Barry (1)                 Vice  president  for  executive  affairs  at
                                    Southern Methodist University and professor of marketing in the Edwin L. Cox School of Business at Southern Methodist University;
                                    and a director of Valhi.

Norman S. Edelcup (2)               Senior vice president  business  development
                                    of Florida Savings Bancorp; director of Valhi; and trustee of the Baron Funds, a mutual fund group.

Lisa Simmons Epstein                Director and president of the Foundation.

David B. Garten (3)                 Vice   president,    general   counsel   and
                                    secretary of NL.

Robert D. Graham                    Vice  president of Contran,  Dixie  Holding,
                                    Dixie Rice, the Foundation,  National,  NOA,
                                    Southwest, TGI, VGI and Valhi.

Edward J. Hardin (4)                Partner  of the law firm of  Rogers & Hardin
                                    LLP; and a director of Valhi.

Robert D. Hardy (3)                 Vice  president,  chief  financial  officer,
                                    controller and treasurer of NL.

J. Mark Hollingsworth               Vice   president  and  general   counsel  of
                                    Contran,    Dixie   Holding,   Dixie   Rice,
                                    National,  NOA,  Southwest,   TGI,  VGI  and
                                    Valhi;  general  counsel of the  Foundation,
                                    CompX  International  Inc.,  an affiliate of
                                    Valhi  ("CompX"),  and The  Combined  Master
                                    Retirement  Trust, a trust Valhi established
                                    to  permit  the  collective   investment  by
                                    master  trusts that  maintain  the assets of
                                    certain  employee  benefit  plans  Valhi and
                                    related  companies  adopt (the "CMRT");  and
                                    acting    general    counsel   of   Keystone
                                    Consolidated Industries, Inc. ("Keystone"), an affiliate of Contran.

Keith A. Johnson                    Controller of the Foundation.

William J. Lindquist                Director   and  senior  vice   president  of
                                    Contran, Dixie Holding, National, NOA, TGI and VGI; senior vice president of Dixie
                                    Rice, Southwest and Valhi.

A. Andrew R. Louis                  Secretary of Contran,  CompX, Dixie Holding,
                                    Dixie Rice, National,  NOA, Southwest,  TGI,
                                    VGI and Valhi.

Kelly D. Luttmer                    Tax  director  of  Contran,   CompX,   Dixie
                                    Holding,   Dixie   Rice,   National,    NOA,
                                    Southwest, TGI, VGI and Valhi.

Ann Manix (5)                       Managing   partner   of   Drucker   Research
                                    Corporation, a privately held industrial research firm; and director of NL.

J. Landis Martin (6)                President,  chief  executive  officer  and a
                                    director of NL; and chairman of the board, president and chief executive officer of Tremont and Titanium Metals Corporation (the
                                    "Company").

Andrew McCollam, Jr. (7)            President   and  a  director  of  Southwest;
                                    director  of  Dixie  Rice;   and  a  private
                                    investor.

W. Hayden McIlroy (8)               Private  investor  primarily in real estate;
                                    and a director  of Tremont,  Med  Images,  a
                                    medical  information   company,   and  Cadco
                                    Systems, Inc., a manufacturer of emergency alert systems.

Harold M. Mire (9)                  Vice president of Dixie Rice and Southwest.

Robert E. Musgraves (6)             Chief  Operating  Officer (North America) of
                                    the Company; and vice president, general counsel and secretary of Tremont.

Bobby D. O'Brien                    Vice  president,  treasurer  and director of
                                    Dixie Holding, National, NOA and VGI; and vice president and treasurer of Contran, Dixie Rice, Southwest, TGI and Valhi.

George E. Poston (10)               President  of  Poston  Real  Estate  Co.,  a
                                    privately   held   commercial   real  estate
                                    investment company, and Poston Capital Co., a privately held investment company; and director of NL.

Glenn R. Simmons                    Vice chairman of the board of Contran, Dixie
                                    Holding, Dixie Rice, National, NOA, TGI, VGI and Valhi; chairman of the board of CompX and Keystone; director and executive vice president of Southwest; and a director of NL, Tremont and the Company.

Harold C. Simmons                   Chairman  of the  board  of  Contran,  Dixie
                                    Holding,   Dixie   Rice,   the   Foundation,
                                    National,  NL, NOA, Southwest,  TGI, VGI and
                                    Valhi; director of Tremont; and trustee and member of the trust investment committee of the CMRT.

Richard A. Smith (9)                Vice president of Dixie Rice.

Thomas P. Stafford (11)             Co-founder  of  Stafford,  Burke and Hecker,
                                    Inc., a consulting company; director of NL, Tremont and the Company; and a director of CMI Corporation and The Wackenhut Corp.

Gregory M. Swalwell                 Vice  president  and  controller of Contran,
                                    Dixie  Holding,  National,  NOA,  Southwest,
                                    TGI, VGI and Valhi; and vice president of Dixie Rice.

J. Walter Tucker, Jr. (12)          President,   treasurer  and  a  director  of
                                    Tucker & Branham,  Inc., a mortgage banking,
                                    insurance  and  real  estate  company;  vice
                                    chairman  of  the  board  of   Keystone;   a
                                    director of Valhi; and a member of the trust investment committee of the CMRT.

Steven L. Watson                    Director  and  president  of Contran,  Dixie
                                    Holding, Dixie Rice, National,  NOA, TGI and
                                    VGI; Director, president and chief executive officer of Valhi; director and executive vice president of Southwest; director, vice president and secretary of the Foundation;
                                    and a director of NL, Tremont and the Company.

Lawrence A. Wigdor (3)              Executive vice president of NL.

Terry N. Worrell (13)               Associated with Worrell Investments, Inc., a
                                    real  estate  investment   company;   and  a
                                    director of Tremont and Regency  Centers,  a
                                    publicly   traded    developer/operator   of
                                    shopping centers.

----------

(1) The principal business address for Dr. Barry is Southern Methodist University, Perkins Administration Bldg. #224, Dallas,
         Texas  75275.

(2) The principal business address for Mr. Edelcup is 8181 Southwest 117th Street, Pinecrest, Florida 33156.

(3) The principal business address for Messrs. Garten, Hardy and Wigdor is Two Greenspoint Plaza, 16825 Northchase Drive, Suite 1200, Houston, Texas 77060.

(4) The principal business address for Mr. Hardin is 229 Peachtree Street, N.E., Suite 2700, Atlanta, Georgia 30303.

(5) The principal business address for Ms. Manix is 6905 Telegraph Road, Suite 300, Bloomfield Hills, Michigan 48301.

(6) The principal business address for Messrs. Martin and Musgraves is 1999 Broadway, Suite 4300, Denver, Colorado 80202.

(7) The principal business address for Mr. McCollam is 402 Canal Street, Houma, Louisiana 70360.

(8) The principal business address for Mr. McIlroy is 6116 N. Central Expressway, Dallas, Texas 75206.

(9) The principal business address for Messrs. Mire and Smith is 600 Pasquiere Street, Gueydan, Louisiana 70542-0010.

(10) The principal business address for Mr. Poston is 3407 North Hall Street, Dallas, Texas 75219.

(11) The principal business address for Gen. Stafford is 1006 Cameron Street, Alexandria, Virginia 22314.

(12) The principal business address for Mr. Tucker is 400 E. Central Boulevard, Orlando, Florida 32801.

(13) The principal business address for Mr. Worrell is 6909 Vassar, Dallas, Texas 75205.

                                   SCHEDULE C

         Schedule C is hereby amended and restated as follows:

         Based upon ownership filings with the Securities and Exchange Commission or upon information provided by the persons listed on Schedule B to this Statement, such persons may be deemed to personally beneficially own shares ("Shares") of the common stock, par value $0.01 per share, of Titanium Metals Corporation, a Delaware corporation, as outlined below.

                                                           Shares                  Options
                       Name                                 Held                   Held (1)                  Total
            --------------------------                  -----------               -----------             -----------
Eugene K. Anderson                                                -0-                   -0-                    -0-

Thomas E. Barry                                                   -0-                   -0-                    -0-

Norman S. Edelcup                                                 -0-                   -0-                    -0-

Lisa Simmons Epstein                                              -0-                   -0-                    -0-

David B. Garten                                                   -0-                   -0-                    -0-

Robert D. Graham                                                  -0-                   -0-                    -0-

Edward J. Hardin                                                  -0-                   -0-                    -0-

Robert D. Hardy                                                   -0-                   -0-                    -0-

J. Mark Hollingsworth                                             -0-                   -0-                    -0-

Keith A. Johnson                                                3,500                   -0-                  3,500

William J. Lindquist                                              -0-                   -0-                    -0-

A. Andrew R. Louis                                                -0-                   -0-                    -0-

Kelly D. Luttmer                                                  100                   -0-                    100

Ann Manix                                                         -0-                   -0-                    -0-

J. Landis Martin (2)                                        1,094,817               427,800              1,522,617

Andrew McCollam, Jr.                                              -0-                   -0-                    -0-

W. Hayden McIlroy                                                 -0-                   -0-                    -0-

Harold M. Mire                                                    -0-                   -0-                    -0-

Robert E. Musgraves (3)                                        50,350                52,800                103,150

Bobby D. O'Brien                                                  -0-                   -0-                    -0-

George E. Poston                                                  -0-                   -0-                    -0-

Glenn R. Simmons                                                8,000                 5,000                 13,000

Harold C. Simmons (4)                                             -0-                   -0-                    -0-

Richard A. Smith                                                  -0-                   -0-                    -0-

Thomas P. Stafford                                              4,600                 6,500                 11,100

Gregory M. Swalwell                                               -0-                   -0-                    -0-

J. Walter Tucker, Jr.                                             -0-                   -0-                    -0-

Steven L. Watson                                               10,500                10,000                 20,500

Lawrence A. Wigdor                                                -0-                   -0-                    -0-

Terry N. Worrell                                                  -0-                   -0-                    -0-

----------

(1) Represents Shares issuable pursuant to the exercise of stock options within 60 days of the date of this Statement.

(2) Includes (i) 400 Shares Mr. Martin's daughters hold, beneficial ownership of which Mr. Martin disclaims, and (ii) 17,407 Shares issuable to Mr. Martin or parties or entities related to him upon conversion of 13,000 of the 6 5/8% Convertible Preferred Securities, Beneficial Unsecured Convertible Securities of TIMET Capital Trust 1.

(3) Includes (i) 200 Shares owned by the other members of Mr. Musgraves' household, beneficial ownership of which Mr. Musgraves disclaims and
         (ii) 24,000 Shares that represent restricted shares with respect to which Mr. Musgraves has the power to vote and right to receive dividends.

(4) Mr. Simmons may be deemed to possess indirect beneficial ownership of the Shares as described in Item 5(a) of this Statement. Mr. Simmons disclaims beneficial ownership of all Shares.

                                   SCHEDULE D


         Based upon ownership filings with the Securities and Exchange Commission or upon information provided by the persons listed on Schedule B to this Statement, such persons had the following transactions in shares ("Shares") of the common stock, par value $0.01 per share, of Titanium Metals Corporation, a Delaware corporation (the "Company"), or shares of 6 5/8% Convertible Preferred Securities, Beneficial Unsecured Convertible Securities of the TIMET Capital Trust 1 (the "BUCs") since October 17, 2002. All the following transactions took place on the New York Stock Exchange.

                                                                                                  Approximate
                                                                                               Purchase Price Per
                                                                Type of                            Security
                                                                Company        Number of         (exclusive of
         Purchaser            Transaction         Date         Security        Securities        commissions)
      ----------------        ------------      --------       --------       ------------      ---------------
      J. Landis Martin         Purchase         10/31/02       Shares             1,000,000         $0.9962
      J. Landis Martin         Purchase         11/07/02       BUCs                  10,000         $7.0000